SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(x) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-12508

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

S&T BANCORP, INC., THRIFT PLAN FOR EMPLOYEES OF S&T BANK

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S&T BANCORP, INC.
43 SOUTH NINTH STREET
INDIANA, PA 15701

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Thrift Plan for Employees of S&T Bank

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

Thrift Plan for Employees of S&T Bank

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Retirement and Thrift Plan Committee

S&T Bank

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 21, 2004

/s/ Ernst & Young LLP
Ernst & Young LLP

Thrift Plan for Employees of S&T Bank Statements of Net Assets Available for Benefits
	December 31
	2003	2002

Cash	$ -	$ 856,793
Participant-directed investments:
Short-term investment funds	3,455,666	3,234,961
Mutual funds	16,251,122	12,338,984
S&T Bancorp, Inc. common stock	29,870,239	23,834,774
	49,577,027	39,408,719

Receivables:
Receivable from Plan Sponsor	995,098	-
Receivable from employees	73,282	-
Accrued interest and dividends	299,399	251,969
	1,367,779	251,969
Net assets available for benefits	$ 50,944,806	$ 40,517,481

See accompanying notes.

Thrift Plan for Employees of S&T Bank Statements of Changes in Net Assets Available for Benefits

	Years ended December 31
	2003	2002

Additions
Contributions:
Employer (participant accounts)	$ 1,624,672	$ 1,403,727
Employee-payroll	1,656,929	1,467,724
Employee-rollover	550,210	799,107
	3,831,811	3,670,558

Investment income:
Dividends	1,413,595	1,267,434

Deductions
Distributions to participants	(1,746,440)	(1,924,664)
Net realized and unrealized appreciation (depreciation) in aggregate fair value of investments	6,928,359	(616,172)
	5,181,919	(2,540,836)

Net additions	10,427,325	2,397,156
Net assets available for benefits at beginning of year	40,517,481	38,120,325
Net assets available for benefits at end of year	$ 50,944,806	$ 40,517,481

See accompanying notes.

Thrift Plan for Employees of S&T Bank

Notes to Financial Statements

Years ended December 31, 2003 and 2002

1. Summary of Significant Accounting Policies

A description of significant accounting policies of the Thrift Plan for Employees of S&T Bank (the Plan) is presented below.

General

The financial statements have been prepared on the accrual basis of accounting.

Trusteed Assets

The investment assets are held in trust with the Wealth Management Group of S&T Bank (the Trustee).

Valuation of Investments

Investments are stated at estimated fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Short-term investment funds and mutual funds are valued based on quoted market prices as of the end of the plan year.

Realized Gains and Losses

Realized gains and losses from investment transactions are computed using the specific identification method.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by S&T Bank (Plan Sponsor and Employer).

Thrift Plan for Employees of S&T Bank

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Plan is a vehicle for accepting employee and Employer tax-deferred contributions and employee after-tax contributions. Eligible employees (participants) determine the amount of their deferred cash contributions to the Plan. Employer matching contributions are equal to 50% of the employee contributions, not to exceed 3% of compensation. Employer discretionary contributions are determined by the Board of Directors of the Plan Sponsor.

The Plan was amended, effective December 30, 1988, to include an Employee Stock Ownership Plan (ESOP). The ESOP covers substantially all regular employees under the Plan. ESOP contributions were invested primarily in qualified securities (common stock) of S&T Bancorp, Inc. (Bancorp), the parent company of the Plan Sponsor. At December 31, 2003 and 2002, there were no unreleased shares from the Plan.

Individual accounts are maintained for each participant. Participants may elect to invest their contributions in one or more of various investment options. Employer matching contributions are invested in the same proportions. The Employer discretionary contributions are made at the direction of the Retirement and Thrift Plan Committee of the Plan Sponsor. Participants are permitted to transfer all balances in their accounts among investment options.

Each participant's account is credited with the participant's contributions, Employer matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the participant's compensation and the participant's fund balances, respectively. The benefit to which a participant is entitled is the amount aggregated in the participant's account.

Participants are immediately vested in all amounts credited to their accounts. On termination of service, participants may elect either to receive a lump-sum distribution from their accounts, or to leave their funds in the Plan, provided their balance is at least $5,000.

At December 31, 2003 and 2002, benefit payments in the amount of $105,915 and $49,837, respectively, were owed to participants who had elected to withdraw from the Plan, but had not yet been paid.

The Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

Thrift Plan for Employees of S&T Bank

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

For more complete information about the Plan including participation, vesting, and benefit provisions, refer to the Summary Plan Description, which can be obtained from the Plan Sponsor.

3. Investments

During 2003 and 2002, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value by $6,928,360 and $(616,172), respectively, as follows:

	Net Appreciation (Depreciation)
	in Fair Value
	2003	2002

Mutual funds	$2,285,267	$(1,350,755)
Common stock of S&T Bancorp, Inc.	4,643,093	734,583
	$6,928,360	$(616,172)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits is as follows:

	December 31
	2003	2002

Federated Prime Obligations Fund, 3,455,666 and 3,234,961 units, respectively	$3,455,666	$3,234,961
S&T Bancorp, Inc., 1,002,357 and 951,450 shares, respectively	$29,870,239	$23,834,774
Dodge & Cox Balanced Fund, 72,434 and 0 units, respectively	$5,290,564	$ -
Frank Russell Fixed Income Fund, 153,877 and 136,815 units, respectively	$3,299,125	$3,004,456

Thrift Plan for Employees of S&T Bank

Notes to Financial Statements (continued)

4. Transactions with Parties-in-Interest

Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor. The Wealth Management Department of S&T Bank acts as trustee and safekeeping agent.

At December 31, 2003 and 2002, respectively, the Plan held an aggregate of 1,002,357 and 951,450 shares of S&T Bancorp, Inc. common stock valued at $29,870,239 and $23,834,774.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 10, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Supplemental Schedule

Thrift Plan for Employees of S&T Bank EIN: 25-0776600 Plan Number: 002 Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year) December 31, 2003
Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Number of Units or Shares Held	Market Value

Federated Prime Obligations Fund	3,455,666 units	$ 3,455,666
Mutual Funds:
Dodge & Cox Balanced Fund	72,434 units	5,290,564
Frank Russell Fixed Income Fund	153,877 units	3,299,125
Vanguard Index 500 Fund	18,831 units	1,933,606
Columbia Acorn Fund	98,457 units	2,221,193
Fidelity Mid-Cap Stock Fund	30,872 units	1,382,444
Fidelity Contrafund	18,012 units	888,872
Fidelity Equity Income Fund	17,144 units	852,926
Harbor International Fund	10,394 units	382,392
		16,251,122

S&T Bancorp, Inc.*	1,002,357 shares of common stock	29,870,239
Total assets held at end of year		$ 49,577,027
*Indicates party-in-interest to the Plan

SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift Plan for Employees for S&T Bank

June 25, 2004
/s/ Robert E. Rout
Robert E. Rout Executive Vice President, Secretary & Chief Financial Officer